Mail Stop 4561

      					December 27, 2005


Ralph M. Davisson, Esq.
Vice President and General Counsel
Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington  99201

Re:	Potlatch Holdings, Inc.
	Amendment No. 3 to Registration Statement on Form S-4
      Filed December 19, 2005
      File No. 333-128403

Dear Mr. Davisson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment no. 1 and have reviewed revised screen shots from the online voting website. In particular, we note the following language: "To confirm your vote according to the Company`s recommendations, please click the `Continue` button below."
This procedure is inconsistent with the paper proxy card and is not appropriate because it suggests that investors may bypass the voting preferences that follow. Please remove this option from the electronic voting. In addition, please confirm that the default preference will be eliminated before the stockholders access the online voting website.

Background of REIT conversion and the Merger, page 38

2. We note your response to comment no. 6. Please tell us whether the omitted presentation materials address matters related to, or contingent on, the REIT conversion.

3. We note that Goldman Sachs calculated the percentage of the total value of all Potlatch`s assets represented by the Potlatch TRS stock based on a third party appraisal of Potlatch`s timberland assets. Please revise your disclosure to identify the third party. Also, please tell us whether Goldman Sachs or Potlatch ordered the appraisal and provide a copy of the appraisal for us to review.

4. Please revise to clearly state, if true, that Goldman Sachs` analysis and presentation did not include an analysis of the proposed merger. In addition, please discuss the board`s separate consideration of the merger proposal, if any. The current disclosure indicates that the board made a separate determination that the merger is advisable, fair to, and in the best interests of Potlatch and its stockholders, but it is not clear what information the board considered in connection with the merger proposal.

Our Reasons for the REIT Conversion and the Merger, page 40

5. We note your response to comment no. 9 and the revised disclosure.
We continue to note, however, that not all the considerations associated with the REIT conversion included in the September 16, 2005 Goldman Sachs presentation are provided in the disclosure. Specifically, we note that the prospectus does not disclose the following:
* the estimated amount of average annual tax savings from 2006-
2010;
* the fact that market and REIT rules will limit future non-timber investments, and the TRS equity value permitted by the REIT asset test; and
* the impact on a sale of timberlands or the stock of your TRS. Please expand the disclosure to include and quantify these considerations, or tell us why you have omitted them.

Part II

Exhibit 5 - Legal Opinion

6. We note your response to comment no. 16 and the revised opinion.
We note the statement in the second paragraph of the opinion that the
Special E&P Distribution Shares will be validly issued, fully paid and non-assessable "when the Board of Directors of the Company or a duly authorized committee of such Board...has taken all necessary corporate action to approve the issuance of the Special E&P Distribution Shares and related matters and when the Special E&P Distribution Shares have been issued by the Company in accordance with such Board action and in payment of the special E&P distribution." We continue to believe that it is not appropriate for the opinion to assume legal matters, including that the board will take all necessary action to approve the issuance of the shares. Please revise or advise.

Exhibit 8(a)

7. We note your response to prior comment 13. The revised opinion, however, does not opine on the tax consequences of the special E&P distribution. It is not sufficient for counsel to opine on the accuracy of the disclosure in the prospectus. Please provide a revised opinion that specifically addresses the tax consequences of the special E&P distribution, or file a copy of the IRS letter ruling as an exhibit to the registration statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3785 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Blair W. White, Esq. (via facsimile)
	Pillsbury Winthrop Shaw Pittman LLP

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Ralph M. Davisson, Esq.
Potlatch Holdings, Inc.
December 27, 2005
Page 4